                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1994

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________________ to ____________________

Commission file number 1-9513









                    EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS POWER COMPANY
                            212 West Michigan Avenue
                             Jackson, Michigan 49201
              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)














                            CMS ENERGY CORPORATION
                       Fairlane Plaza South, Suite 1100
                            330 Town Center Drive
                           Dearborn, Michigan 48126
                    (Name of Issuer of the Securities held
                     pursuant to the Plan and the address
                      of its principal executive office)

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY





        FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994, 1993 AND 1992
                      TOGETHER WITH AUDITORS' REPORT

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Savings & Incentive Plan of Consumers Power Company:

We have audited the accompanying statements of financial position of the EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS POWER COMPANY (the Plan) as of December 31, 1994, 1993 and 1992, and the related statements of changes in members' equity for each of the three years in the period ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1994, 1993, and 1992, and the changes in its members' equity for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Detroit, Michigan,
May 24, 1995.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                            INDEX TO FINANCIAL
                         STATEMENTS AND SCHEDULES



STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 1994, 1993 AND 1992

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I  - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
              DECEMBER 31, 1994

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1994

EXHIBIT A   - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


Schedules relating to (1) assets acquired and disposed, (2) prohibited transactions involving Plan assets and a party known to be a party-in-interest, (3) loans by the Plan or fixed-income obligations due the Plan in default or classified as uncollectible, and (4) leases to which the Plan was a party in default or classified as uncollectible for the year ended December 31, 1994, are omitted as not applicable.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY






                                              For the Year Ended December 31, 1994
                               Total          Fund A        Fund B       Fund C         Fund D
MEMBERS' EQUITY -
  BEGINNING OF PERIOD          $239,822,886   $76,631,260   $50,130,198  $ 99,954,547  $13,106,881
                               ------------   -----------   -----------  ------------  -----------
CHANGES DURING PERIOD:
  Members' contributions
    (Notes 1 and 5)              28,918,320    11,448,099    14,037,853     3,432,368            -
  Employers' contributions
    (Notes 1 and 5)              16,911,526             -             -    16,911,526            -
  Reallocation of Members'
    contributions (Note 1)                -    (1,591,750)    2,846,568    (1,254,818)           -
  Interfund transfers                     -      (474,195)     (372,307)   (1,380,929)   2,227,431
                               ------------   -----------   -----------  ------------  -----------
                                 45,829,846     9,382,154    16,512,114    17,708,147    2,227,431
                               ------------   -----------   -----------  ------------  -----------
  Investment income               9,183,935     4,291,096     1,651,539     3,241,300            -
  Other income                            -             -             -             -            -
  Income from short-term
    investments                   3,085,920     2,180,754        63,482        28,691      812,993
  Gain (loss) on securities
    sold or distributed
    (Note 2)                     (1,735,518)   (1,018,793)     (707,902)       (8,823)           -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)     (10,625,375)   (1,210,690)   (1,454,395)   (7,960,290)           -
                               ------------   -----------   -----------  ------------  -----------
                                    (91,038)    4,242,367      (447,276)   (4,699,122)     812,993
                               ------------   -----------   -----------  ------------  -----------
  Distribution to Members        (6,666,607)   (2,639,736)   (1,651,547)   (2,375,324)           -
                               ------------   -----------   -----------  ------------  -----------
  Net change during period       39,072,201    10,984,785    14,413,291    10,633,701    3,040,424
                               ------------   -----------   -----------  ------------  -----------
MEMBERS' EQUITY -
  END OF PERIOD                $278,895,087   $87,616,045   $64,543,489  $110,588,248  $16,147,305
                               ============   ===========   ===========  ============  ===========
  Number of units                               8,451,925     5,262,058    24,682,320
                                              ===========   ===========  ============
  Value per unit                                 $10.3665      $12.2662       $4.2232
                                              ===========   ===========  ============


                           The accompanying notes are an integral part of these statements.
/TABLE

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY



                                                          For the Year Ended December 31, 1993
                                           Total          Fund A         Fund B          Fund C         Fund D
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                  $167,732,188    $64,292,737    $32,499,584    $ 60,390,016    $10,549,851
                                       ------------    -----------    -----------    ------------    -----------
CHANGES DURING PERIOD:
  Members' contributions
    (Notes 1 and 5)                      24,638,312     10,868,155     10,410,074       3,360,083              -
  Employers' contributions
    (Notes 1 and 5)                      15,758,815              -              -      15,758,815              -
  Reallocation of Members'
    contributions (Note 1)                        -       (271,158)     2,870,200      (2,599,042)             -
  Interfund transfers                             -       (694,856)      (491,270)       (628,431)     1,814,557
                                       ------------    -----------    -----------    ------------    -----------
                                         40,397,127      9,902,141     12,789,004      15,891,425      1,814,557
                                       ------------    -----------    -----------    ------------    -----------
  Investment income                       7,512,964      4,355,504      1,073,880       2,083,580              -
  Other income                              981,297              -         55,794         183,030        742,473
  Income from short-term
    investments                              98,121         20,527         51,050          26,544              -
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                553,197        228,621        304,418          20,158              -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)              27,018,927        (22,848)     4,157,091      22,884,684              -
                                       ------------    -----------    -----------    ------------    -----------
                                         36,164,506      4,581,804      5,642,233      25,197,996        742,473
                                       ------------    -----------    -----------    ------------    -----------
  Distribution to Members                (4,470,935)    (2,145,422)      (800,623)     (1,524,890)             -
                                       ------------    -----------    -----------    ------------    -----------
  Net change during period               72,090,698     12,338,523     17,630,614      39,564,531      2,557,030
                                       ------------    -----------    -----------    ------------    -----------
MEMBERS' EQUITY -
  END OF PERIOD                        $239,822,886    $76,631,260    $50,130,198    $ 99,954,547    $13,106,881
                                       ============    ===========    ===========    ============    ===========
  Number of units                                        7,787,800      4,052,070      20,866,818
                                                       ===========    ===========    ============
  Value per unit                                           $9.8399       $12.3715         $4.4720
                                                       ===========    ===========    ============


                           The accompanying notes are an integral part of these statements.


                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                       STATEMENTS OF CHANGES IN MEMBERS' EQUITY



                                                          For the Year Ended December 31, 1992
                                           Total          Fund A         Fund B          Fund C         Fund D
MEMBERS' EQUITY -
  BEGINNING OF PERIOD                  $137,885,427    $56,676,669    $24,430,273    $ 47,809,823    $ 8,968,662
                                       ------------    -----------    -----------    ------------    -----------
CHANGES DURING PERIOD:
  Members' contributions
    (Notes 1 and 5)                      17,205,193      8,894,490      5,780,965       2,529,738              -
  Employers' contributions
    (Notes 1 and 5)                       6,366,858              -              -       6,366,858              -
  Reallocation of Members'
    contributions (Note 1)                        -     (3,102,068)       631,586       2,470,482              -
  Interfund transfers                             -       (712,212)      (290,428)        142,507        860,133
                                       ------------    -----------    -----------    ------------    -----------
                                         23,572,051      5,080,210      6,122,123      11,509,585        860,133
                                       ------------    -----------    -----------    ------------    -----------
  Investment income                       6,429,261      4,312,802        771,924       1,344,535              -
  Other income                            1,170,908        449,852              -               -        721,056
  Income from short-term
    investments                             296,626        196,007         49,042          51,577              -
  Gain (loss) on securities
    sold or distributed
    (Note 2)                                 61,898              -        105,691         (43,793)             -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)               2,858,183         25,741      2,007,271         825,171              -
                                       ------------    -----------    -----------    ------------    -----------
                                         10,816,876      4,984,402      2,933,928       2,177,490        721,056
                                       ------------    -----------    -----------    ------------    -----------
  Distribution to Members                (4,542,166)    (2,448,544)      (986,740)     (1,106,882)             -
                                       ------------    -----------    -----------    ------------    -----------
  Net change during period               29,846,761      7,616,068      8,069,311      12,580,193      1,581,189
                                       ------------    -----------    -----------    ------------    -----------
MEMBERS' EQUITY -
  END OF PERIOD                        $167,732,188    $64,292,737    $32,499,584    $ 60,390,016    $10,549,851
                                       ============    ===========    ===========    ============    ===========
  Number of units                                        6,981,926      3,018,604      18,930,460
                                                       ===========    ===========    ============
  Value per unit                                           $9.2085       $10.7664         $3.1901
                                                       ===========    ===========    ============


                           The accompanying notes are an integral part of these statements.

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                           STATEMENTS OF FINANCIAL POSITION



                                                                    December 31, 1994
                                           Total          Fund A         Fund B          Fund C         Fund D
ASSETS:
  Investments (Note 1) -
    Guaranteed Investment
      Contracts (at cost
      plus interest earned
      thereon)                         $ 76,170,714    $76,170,714    $         -    $          -    $         -
  Common stock of corpora-
    tions other than CMS
    Energy (cost $58,653,926
    in 1994, $42,235,532 in
    1993 and $27,610,707 in              61,196,105              -     61,196,105               -              -
    1992)
  Common stock of CMS Energy
    (cost $87,356,586 in
    1994, $68,513,568 in
    1993 and $58,226,029 in
    1992                                103,200,174              -              -     103,200,174              -
  Loans to Members (at cost
    which approximates
    market)                              16,082,470              -              -               -     16,082,470
  Short-term investments (at
    cost which approximates
    market)                              12,547,495     10,105,271      1,713,540         728,684              -
                                       ------------    -----------    -----------    ------------    -----------
    Total Investments                   269,196,958     86,275,985     62,909,645     103,928,858     16,082,470
                                       ------------    -----------    -----------    ------------    -----------
  Other Assets -
    Current receivables from
      Employers                           6,322,606              -              -       6,322,606              -
    Current receivables from
      Members                             3,383,307      1,373,060      1,455,996         554,251              -
    Interest and dividends
      receivable                            337,539         46,745        212,021           3,435         75,338
                                       ------------    -----------    -----------    ------------    -----------
    Total Other Assets                   10,043,452      1,419,805      1,668,017       6,880,292         75,338
                                       ------------    -----------    -----------    ------------    -----------
      Total Assets                      279,240,410     87,695,790     64,577,662     110,809,150     16,157,808
                                       ------------    -----------    -----------    ------------    -----------

LIABILITIES:
   Interfund balances, net                        -         42,799         67,863        (100,159)       (10,503)
   Amounts payable to Members              (345,323)      (122,544)      (102,036)       (120,743)             -
                                       ------------    -----------    -----------    ------------    -----------
      Total Liabilities                    (345,323)       (79,745)       (34,173)       (220,902)       (10,503)
                                       ------------    -----------    -----------    ------------    -----------
MEMBERS' EQUITY                        $278,895,087    $87,616,045    $64,543,489    $110,588,248    $16,147,305
                                       ============    ===========    ===========    ============    ===========


                           The accompanying notes are an integral part of these statements.
/TABLE

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                           STATEMENTS OF FINANCIAL POSITION



                                                                    December 31, 1993
                                           Total          Fund A         Fund B          Fund C         Fund D
ASSETS:
  Investments (Note 1) -
    Guaranteed Investment
      Contracts (at cost
      plus interest earned
      thereon)                         $ 50,750,975    $50,750,975    $         -    $          -    $         -
  Common stock of corpora-
    tions other than CMS
    Energy (cost $58,653,926
    in 1994, $42,235,532 in
    1993 and $27,610,707 in
    1992)                                48,725,159              -     48,725,159               -              -
  Common stock of CMS Energy
    (cost $87,356,586 in
    1994, $68,513,568 in
    1993 and $58,226,029 in
    1992)                                92,255,809              -              -      92,255,809              -
  Loans to Members (at cost
    which approximates
    market)                              13,210,169              -              -               -     13,210,169
  Short-term investments (at
    cost which approximates
    market)                              25,324,015     24,923,038        262,773         138,204              -
                                       ------------    -----------    -----------    ------------    -----------
    Total Investments                   230,266,127     75,674,013     48,987,932      92,394,013     13,210,169
                                       ------------    -----------    -----------    ------------    -----------
  Other Assets -
    Current receivables from
      Employers                           7,498,137              -              -       7,498,137              -
    Current receivables from
      Members                             2,355,777        996,846      1,179,566         179,365              -
    Interest and dividends
      receivable                            315,796        127,084        121,683           1,393         65,636
                                       ------------    -----------    -----------    ------------    -----------
    Total Other Assets                   10,169,710      1,123,930      1,301,249       7,678,895         65,636
                                       ------------    -----------    -----------    ------------    -----------
      Total Assets                      240,435,837     76,797,943     50,289,181     100,072,908     13,275,805
                                       ------------    -----------    -----------    ------------    -----------

LIABILITIES:
   Interfund balances, net                        -         69,006         40,317          59,601       (168,924)
   Amounts payable to Members              (612,951)      (235,689)      (199,300)       (177,962)             -
                                       ------------    -----------    -----------    ------------    -----------
      Total Liabilities                    (612,951)      (166,683)      (158,983)       (118,361)      (168,924)
                                       ------------    -----------    -----------    ------------    -----------
MEMBERS' EQUITY                        $239,822,886    $76,631,260    $50,130,198    $ 99,954,547    $13,106,881
                                       ============    ===========    ===========    ============    ===========


                           The accompanying notes are an integral part of these statements.
/TABLE

                                        EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                                                CONSUMERS POWER COMPANY

                                           STATEMENTS OF FINANCIAL POSITION



                                                                    December 31, 1992
                                           Total          Fund A         Fund B          Fund C         Fund D
ASSETS:
  Investments (Note 1) -
    Guaranteed Investment
      Contracts (at cost
      plus interest earned
      thereon)                         $ 50,355,348    $50,355,348    $         -    $          -    $         -
  Common stock of corpora-
    tions other than CMS
    Energy (cost $58,653,926
    in 1994, $42,235,532 in
    1993 and $27,610,707 in
    1992)                                30,711,769              -     30,711,769               -              -
  Common stock of CMS Energy
    (cost $87,356,586 in
    1994, $68,513,568 in
    1993 and $58,226,029 in
    1992)                                59,045,251              -              -      59,045,251              -
  Loans to Members (at cost
    which approximates
    market)                              10,519,814              -              -               -     10,519,814
  Short-term investments (at
    cost which approximates
    market)                              14,470,537     13,599,314        614,558         256,665              -
                                       ------------    -----------    -----------    ------------    -----------
    Total Investments                   165,102,719     63,954,662     31,326,327      59,301,916     10,519,814
                                       ------------    -----------    -----------    ------------    -----------
  Other Assets -
    Current receivables from
      Employers                             680,445              -              -         680,445              -
    Current receivables from
      Members                             2,250,819        707,250      1,139,766         403,803              -
    Interest and dividends
      receivable                            237,738         90,506         82,596           4,448         60,188
                                       ------------    -----------    -----------    ------------    -----------
    Total Other Assets                    3,169,002        797,756      1,222,362       1,088,696         60,188
                                       ------------    -----------    -----------    ------------    -----------
      Total Assets                      168,271,721     64,752,418     32,548,689      60,390,612     10,580,002
                                       ------------    -----------    -----------    ------------    -----------

LIABILITIES:
   Interfund balances, net                        -        (28,809)         3,490          55,470        (30,151)
   Amounts payable to Members              (539,533)      (430,872)       (52,595)        (56,066)             -
                                       ------------    -----------    -----------    ------------    -----------
      Total Liabilities                    (539,533)      (459,681)       (49,105)           (596)       (30,151)
                                       ------------    -----------    -----------    ------------    -----------
MEMBERS' EQUITY                        $167,732,188    $64,292,737    $32,499,584    $ 60,390,016    $10,549,851
                                       ============    ===========    ===========    ============    ===========


                           The accompanying notes are an integral part of these statements.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

General

The Employees' Savings & Incentive Plan of Consumers Power Company (the
Plan) is an employee benefit plan in which participant contributions are supplemented by contributions from the Company/Employer (Consumers Power Company, Michigan Gas Storage Company, NOMECO Oil & Gas Co., Plateau Resources Limited, CMS Encom, CMS Enterprises Company, CMS Gas Marketing Company, CMS Generation Company, CMS Utility Services, Inc., CMS Gas Transmission Company, CMS Gas Company, CMS Generation Filer City, Inc., CMS Generation Operating Company, CMS Resource Development Company, Oxford Tire Supply, and CMS Energy Corporation). Messrs. S. K. Smith, Jr., Vice Chairman of Consumers Power Company and T. A. McNish, Vice-President, Secretary and Assistant Treasurer of Consumers Power Company, are Plan Administrators. The information provided below is only a summary of the Plan's provisions. Reference should be made to the Plan documents for more complete information.

Trustee

The Plan's funds are held in trust for the benefit of members covered by the Plan under the Trust Agreement with NBD Bank (the Trustee).

Eligibility

To be eligible to participate in the Plan, an employee must be a regular employee.

Contributions

Each employee electing to participate in the Plan (Member) contributes by payroll deductions not less than 1% nor more than 16% of his compensation. Each Member may change the amount of his contributions at any time by giving his Employer advance notice in writing. The change will be effective as soon as feasible. A Member may discontinue contributions as of any pay date upon notice to his Employer. However, if he discontinues contributions, without simultaneously making an election for Elective Employer Contributions, he may not resume making contributions for three months.

A Member can choose an "Elective Employer Contribution" option, which allows the Member to reduce his salary by as much as 12% and have this amount contributed by the Employer to the Plan. If a Member's regular annual salary

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

is equal to or more than $60,535 (may be adjusted for inflation), the most that can be contributed by the Employer on behalf of the Member to the Plan is 9%. Members' earnings related to such contributions are not currently taxable.

Each Employer contributes a Matching Employer Contribution equal to 50% of certain contributions by each of its participating employees. Such Employer contributions are limited to not more than 3% of each Member's compensation. The contributions of Members and the Employers are transferred monthly to the Trustee.

Each Employer may contribute an Incentive Contribution which is determined at the end of each year based on (1) earnings and (2) comparison of the Company's gas and electric rates with those of other major investor-owned utilities. The overall goal will be based 70% on earnings and 30% on energy rates.

The incentive contribution will be based on the Member's net Elective Employer and Participant Contributions of up to 6% of each Member's compensation.

The Plan Administrators may exclude Incentive Contributions to the accounts of certain officers of Employers.

Matching Employer and Incentive Contributions vest as follows: 10% for each of the first four years of service with the Employer, and 20% for each of the next three years of service. Member contributions are fully vested.

Member Loans

Members may borrow from the Plan up to 50% of their account balance, not exceeding $50,000, including the vested portion of the Matching Employer Contributions, for extraordinary or emergency needs as defined in the Plan and at the discretion of the Plan Administrators. The loans to Members are recorded in Fund D.

Plan-Related Expenses

The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

Fund Investments

              Fund A - The investments in this fund consist of guaranteed investment contracts with the Allstate Life Insurance Company, Chicago, Illinois; New York Life Insurance Company, New York, New York; Principal Mutual Life Insurance Co, Des Moines, Iowa; Provident National Assurance Company, Chattanooga, Tennessee; and Prudential Asset Management Company, Chicago, Illinois; and temporary investment fund with PIMCO Low Duration Fund, and cash temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement.

              Fund B - The investments in this fund may consist of common stocks and securities convertible into common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Independence Investment Associates, Inc., Boston, Massachusetts, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

              Fund C - The investments in this fund may consist of common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund, shall not exceed 10% of the outstanding voting shares of CMS Energy Corporation. Employers' contributions must be invested in this fund.

              Fund D - The investments in this fund consist of the promissory notes of Plan Members.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(1)  PLAN DESCRIPTION (Continued)

Reallocations

All or part of a Member's past contributions which are in the Member's account on a Valuation Date may be reallocated among Fund A, Fund B or Fund C on a Valuation Date by giving his employer advance notice in writing of such change. Any such reallocations of contributions will be done on the basis of the value of the contributions on such Valuation Date.

Members as of December 31, 1994

At December 31, 1994, of 10,166 eligible employees, 8,592 employees of the Company were participating in the Plan. Of these, 6,989 were participating in Fund A, 7,151 were participating in Fund B, and 8,588 were participating in Fund C. Since many Members are investing in more than one fund, the total number of Members is less than the sum of the Members in the three funds.

Forfeitures

The Plan provides that Members who receive a distribution, under certain conditions, forfeit all or a portion of the value of any Matching Employer and Incentive units credited to their accounts. Such amounts forfeited are treated as a reduction of the Employers' contribution liability.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the accrual basis of accounting. Investments, other than short-term, in Fund B and Fund C are stated at current market value. Market value for most Fund B and Fund C common stock is defined as the closing price of such stock as shown in a composite report of one or more generally recognized exchanges, including the New York Stock Exchange. There are also some securities which are traded in the over-the-counter (OTC) market. OTC issues are priced at the bid price or "last" price furnished by the NASDAQ National Market. Short-term investments held in Funds A, B and C are stated at cost which approximates market.

Amounts relating to gain (loss) on securities sold or distributed and change in unrealized appreciation (depreciation) as reported in the statement of changes in member's equity for the years ended December 31, 1994, 1993 and 1992 have been presented in conformity with the Department of Labor reporting requirements. Department of Labor rules require that realized gains (losses) and unrealized appreciation (depreciation) be based on the market value of the assets at the beginning of the Plan year or at the time of purchase during the year.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(3)  PLAN AMENDMENTS

The Plan was amended August 1, 1992 to allow all regular employees who have met certain eligibility requirements to participate.

The amended Plan complies with the extensive language required by the Internal Revenue Service (IRS). Also, the Plan satisfies the Securities and Exchange Commission's (SEC) requirements as a prospectus.

Members may now reallocate past contributions among the Investment Funds on a monthly Valuation Date rather than once each calendar quarter.

The Board of Directors approved the amended Plan at the July 24, 1992 Board meeting.

(4)  FEDERAL INCOME TAX ASPECTS OF THE PLAN

The last determination letter received by the Company from the Internal Revenue Service was dated August 2, 1991. The determination letter states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the Code) of 1954 as amended by the "Employee Retirement Income Security Act of 1974" (ERISA) and is exempt from taxation under Section 501(a) of the Code. As discussed in Note (3), the Plan was amended subsequent to the date of the latest determination letter. In the opinion of the Plan Administrator, the Plan continues to meet the Internal Revenue Code requirements for tax-exempt status. Under existing Federal income tax laws, (a) the Company is entitled to deduct its contributions to the Plan in computing its Federal income taxes; (b) the income of the trust funds accumulated under the Plan is exempt from Federal income tax; and (c) Members are not subject to tax on amounts contributed by the Company for their benefit until such time as such amounts are distributed to them, at which time they are taxable as ordinary income.

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

(5)  CONTRIBUTIONS

Contributions made by the employees of each Employer and amounts contributed by each Employer during each of the three years in the period ended December 31, 1994 are summarized below:

                                 For the Year Ended December 31, 1994
                                            Members'       Employers'
                                       Contributions    Contributions

Consumers Power Company                  $27,326,626      $16,040,312
Michigan Gas Storage Company                 230,576          130,380
NOMECO Oil & Gas Co.                         334,010          214,454
CMS Encom                                     20,929            8,079
CMS Enterprises Company                      162,450           74,997
CMS Brokering (i.e. Gas Marketing) Company    50,901           27,459
CMS Generation Company                       264,778          130,968
CMS Utility Services, Inc                    136,776           81,984
CMS Gas Transmission Company                  39,563           23,722
CMS Generation Filer City, Inc                59,679           43,143
CMS Energy Corporation                        48,727           32,214
CMS Generation Operating-Grayling             57,565           36,236
CMS Generation Operating-Modesto                 930              367
CMS Generation Operating-Exeter               76,315           37,132
CMS Generation Operating-Chateaugay           67,950           10,217
CMS Resource Development                      28,752           14,274
Oxford Tire Supply                            11,793            5,588
                                         -----------      -----------

                                         $28,918,320      $16,911,526
                                         ===========      ===========

                                 For the Year Ended December 31, 1993
                                            Members'       Employers'
                                       Contributions    Contributions

Consumers Power Company                  $23,393,102      $14,969,961
Michigan Gas Storage Company                 196,655          121,483
NOMECO Oil & Gas Co                          304,944          205,636
Plateau Resources Limited                      4,075            1,791
CMS Enterprises Company                       90,316           53,099
CMS Brokering (i.e. Gas Marketing) Company    37,788           21,809
CMS Generation Company                       166,410          112,803
CMS Utility Services, Inc.                   137,361           76,307
CMS Gas Transmission Company                  17,473           18,125
CMS Generation Filer City, Inc                50,188           39,868
CMS Energy Corporation                        76,537           43,926
CMS Gas Company                                1,576              788
CMS Generation Operating-Grayling             65,645           36,322
CMS Generation Operating-Modesto              38,781           17,622
CMS Generation Operating-Exeter               51,114           33,003
CMS Resource Development                       6,246            6,272
                                         -----------      -----------

                                         $24,638,211      $15,758,815
                                         ===========      ===========

                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


(5)  CONTRIBUTIONS (Continued)

                                 For the Year Ended December 31, 1992
                                            Members'       Employers'
                                       Contributions    Contributions

Consumers Power Company                  $16,222,260       $6,035,408
Michigan Gas Storage Company                  78,436           29,595
NOMECO Oil & Gas Co                          277,933          108,108
Plateau Resources Limited                      6,343            2,797
CMS Enterprises Company                       43,545            6,753
CMS Gas Marketing Company                     34,204           11,463
CMS Generation Company                       167,643           54,251
CMS Utility Services, Inc.                   107,388           39,565
CMS Gas Transmission Company                  13,049            6,522
CMS Land Company                                   -                -
CMS Generation Filer City, Inc                43,003           19,183
CMS Energy Corporation                        62,493           12,220
CMS Gas Company                                3,750            1,875
CMS Generation Operating-Grayling             90,403           14,759
CMS Generation Operating-Modesto              22,481           10,671
CMS Generation Operating-Exeter               32,262           13,689
                                         -----------       ----------

                                         $17,205,193       $6,366,859
                                         ===========       ==========


(6)  GENDER

Any masculine terminology used herein shall also include the feminine.

                                                               SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1994

                                         Number
                                             of                   Current
Identity of Issuer and Title of Issue    Shares         Cost        Value
- -------------------------------------    ------  -----------  -----------
GUARANTEED INVESTMENT CONTRACTS
  (Fund A) -

  Allstate Life Insurance Company
    (5.72%, matures 09/30/97)                 - $ 17,043,290 $ 17,043,290
  Allstate Life Insurance Company
    (7.22%, matures 06/14/99)                 -    5,194,682    5,194,682
  Allstate Life Insurance Company
    (7.33%, matures 06/21/99)                 -    5,191,567    5,191,567
  New York Life Insurance Company
    (7.73%, matures )                         -   15,736,594   15,736,594
  Principal Mutual Life Insurance
    Company (5.65%, matures 10/01/97)         -   17,017,393   17,017,393
  Provident National Assurance Company
    (9.40%, matures 05/31/95)                 -    5,796,608    5,796,608
  The Prudential Asset Management Company
    (8.05%, matures 10/02/2000)               -   10,190,580   10,190,580

  Total Guaranteed Investment Contracts          $76,170,714  $76,170,714

FIXED INCOME - MUTUAL FUNDS - BONDS
  PIMCO Low Duration Fund                     -  $   727,674  $   727,674

COMMON STOCK OF CORPORATIONS OTHER THAN
  CMS ENERGY CORPORATION (Fund B) -

ABBOTT LABORATORIES CORP                 22,100  $   674,576 $    721,012
AETNA LIFE & CASUALTY CO                  6,500      419,680      306,312
ALBERTSONS INC                           26,400      739,813      765,600
ALCO STANDARD CORP                        5,800      366,824      363,950
ALLIED SIGNAL INC                        14,300      363,326      486,200
ALLWASTE INC                             21,500       95,352      120,937
AMERICAN EXPRESS CO                      29,500      757,900      870,250
AMGEN INC                                11,600      549,413      684,400
AMOCO CORP                               20,300    1,179,505    1,200,237
ANADARKO PETROLEUM CORP                  12,100      437,416      465,850
ANHEUSER BUSCH COS INC                    8,400      431,853      427,350
APPLIED MATERIALS CO                      2,400       98,611      101,400
AT&T CORPORATION                          5,200      279,630      261,300
AVON PRODUCTS INC                         2,800      148,811      167,300
BALL CORPORATION                          5,300      141,191      166,950
BANC ONE CORPORATION                      8,375      324,025      212,515
BARNETT BANKS INC                         8,700      343,603      334,950
BAXTER INTL INC                           9,300      232,478      262,725
BELLSOUTH CORPORATION                    12,200      721,418      660,325
BOEING COMPANY                            6,500      287,712      305,500
CAPITAL CITIES ABC INC                    1,100       93,142       93,775

                                                               SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1994
                                (Continued)

                                         Number
                                             of                   Current
Identity of Issuer and Title of Issue    Shares         Cost        Value
- -------------------------------------    ------   ----------  -----------
CBS INC                                   5,155      304,661      284,813
CHASE MANHATTAN CORP                      3,600      121,680      123,750
CHEMICAL BANKING CORP                     5,800      211,456      208,075
CHEVRON CORP                             11,700      458,450      522,112
CHIRON CORP                               2,500      156,064      200,937
CHRYSLER CORPORATION                     11,100      490,190      543,900
CIGNA CORP                                9,400      618,941      598,075
CITICORP                                 14,500      374,339      599,937
COLGATE PALMOLIVE COMPANY                 4,300      227,976      272,512
COLUMBIA/HCA HEALTHCARE                  13,000      517,932      474,500
CONAGRA INC                               7,600      205,109      237,500
CONRAIL INC                               2,900      142,731      146,450
DANA CORPORATION                         13,400      369,628      314,900
DAYTON HUDSON CORPORATION                   700       49,925       49,525
DEAN WITTER DISCOVER                      6,800      258,333      230,350
DEERE & COMPANY                           6,800      522,580      450,500
DELTA AIR LINES INC                      10,800      513,793      545,400
DIAL CORPORATION                          8,600      175,440      182,750
DOW CHEMICAL COMPANY                      8,900      672,172      598,525
DUN & BRADSTREET CORPORATION              3,700      173,266      203,500
DU POINT E I DE NEMOURS                  33,700    2,019,638    1,891,412
EASTMAN CHEMICAL COMPANY                 11,900      621,635      600,950
EASTMAN KODAK COMPANY                     9,000      369,446      429,750
EATON CORPORATION                         8,200      424,947      405,900
ELI LILLY & CO                            4,200      261,735      275,625
EQUIFAX INC                               7,900      122,845      208,362
EXXON CORPORATION                         2,300      139,679      139,725
FIRST INTERSTATE BANCORP                  5,200      316,961      351,650
FIRST UNION CORPORATION                  13,600      548,937      562,700
FLEET FINANCIAL GROUP INC                 6,900      195,207      223,387
FORD MOTOR COMPANY                       42,800    1,164,559    1,193,050
GANNETT COMPANY INC                       9,700      451,945      516,525
GAP INC                                  13,100      490,344      399,550
GENERAL ELECTRIC CO                      40,700    1,642,749    2,075,700
GENERAL MILLS INC                         8,500      487,135      485,562
GENERAL MOTORS CORPORATION               10,700      422,854      450,737
GEORGIA PACIFIC CORPORATION               2,700      207,967      193,050
GOODYEAR TIRE & RUBBER CO                16,600      663,959      558,175
GTE CORP                                 38,000    1,270,632    1,154,250
HEALTH MANAGEMENT ASSOC                   4,750       73,312      118,750
HERCULES INC                              6,900      611,513      796,087
HOME DEPOT INC                            4,100      151,392      188,600
IMPERIAL OIL LTD                         12,600      408,388      415,800
INTEL CORP                               11,200      585,042      715,400
INTL BUSINESS MACHINES CORP              15,400    1,066,883    1,131,900
INTL PAPER COMPANY                        5,100      370,586      384,412

                                                               SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1994
                                (Continued)

                                         Number
                                             of                   Current
Identity of Issuer and Title of Issue    Shares         Cost        Value
- -------------------------------------    ------   ----------   ----------
JOHNSON & JOHNSON                        23,900    1,091,731    1,308,525
KEYCORP                                   9,158      209,695      228,950
LAM RESEARCH CORPORATION                  3,900      101,478      145,275
LINCOLN NATIONAL CORPORATION             13,700      525,523      479,500
LOCKHEED CORP                             6,100      306,878      443,012
LOUISIANA PACIFIC CORPORATION            10,500      229,812      286,125
MALLINCKRODT GROUP INC                   12,400      393,760      370,450
MARSH & MCLENNAN COMPANIES               11,000      932,329      871,750
MATTEL INC                               12,156      135,107      305,419
MEAD CORPORATION                         13,400      548,671      651,575
MEDTRONIC INC                             3,800      151,685      211,375
MERCK & COMPANY INC                      15,800      482,975      602,375
MILLIPORE CORPORATION                     6,500      334,912      314,437
MINNESOTA MINING & MANUFACTURING          5,900      298,399      314,912
MOBIL CORPORATION                        11,700      771,377      985,725
MORTON INTERNATIONAL INC                 13,800      353,293      393,300
NATIONSBANK CORP                         15,800      755,122      712,975
NYNEX CORPORATION                        22,300      912,877      819,525
OGDEN CORPORATION                         4,788      119,972       89,775
OKLAHOMA GAS & ELECTRIC CO                8,100      288,566      268,312
PACIFIC GAS & ELECTRIC CO                51,900    1,468,540    1,265,062
PACIFIC TELESIS GROUP                    23,900      763,611      681,150
PANHANDLE EASTERN CORP                   15,700      227,435      310,075
PARKER-HANNIFEN CORP                      9,100      411,048      414,050
PEPSICO INC                              19,000      636,016      688,750
PFIZER INC                                1,800      135,990      139,050
PHELPS DODGE CORPORATION                 14,400      808,328      891,000
PHILIP MORRIS COMPANIES INC              23,200    1,384,445    1,334,000
PHILLIPS PETROLEUM COMPANY               27,600      918,001      903,900
PPG INDUSTRIES                            7,500      294,283      278,437
PREMARK INTERNATIONAL INC                10,000      248,625      447,500
PRICE/COSTCO INCORPORATED                22,100      380,033      284,537
PROCTER & GAMBLE COMPANY                 13,100      646,136      812,200
RAYONIER INCORPORATED                     2,600       62,732       79,300
REEBOK INTERNATIONAL LTD                  8,400      261,028      331,800
RYDER SYSTEM INC                          8,800      227,651      193,600
SARA LEE CORP                            10,900      247,005      275,225
SCHERING PLOUGH CORPORATION               6,500      369,109      481,000
SEARS ROEBUCK & COMPANY                   2,300      115,057      105,800
SERVICE CORP INTL                        13,900      363,025      385,725
SMITHKLINE BEECHAM PLC                    5,200      150,041      178,100
SOUTHWESTERN BELL CORPORATION            23,300      848,982      940,737
SPRINT CORPORATION                       11,900      383,791      328,737
STRATUS COMPUTER INC                      1,900       65,170       72,200
SYBASE INC                                5,200      248,717      270,400
TANDEM COMPUTERS INC                     10,900      191,995      186,662

                                                               SCHEDULE I


                  EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                          CONSUMERS POWER COMPANY

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1994
                                (Continued)

                                        Number
                                            of                    Current
Identity of Issuer and Title of Issue   Shares         Cost         Value
- -------------------------------------  -------  -----------   -----------
TENNECO INC                             10,900      445,122       463,250
TEXAS INSTRUMENTS INCORPORATED           2,800      166,836       209,650
TEXTRON INCORPORATED                     1,900       70,425        95,712
TORCHMARK CORP                           3,750      145,625       130,781
TOYS R US                               18,400      611,636       563,500
UAL CORPORATION                          2,900      303,367       253,387
UNICOM CORPORATION                      29,200      816,201       700,800
UNILEVER N V NETHERLANDS NY              7,600      769,537       885,400
UNION CARBIDE CORPORATION                3,700      124,042       108,687
UST INC                                 21,800      567,246       607,675
WAL MART STORES INC                     24,600      608,030       522,750
WALT DISNEY COMPANY                     22,500      949,943     1,035,000
WELLS FARGO & COMPANY                    1,500      220,355       217,500
WEYERHAEUSER COMPANY                    19,700      819,376       738,750
WHITMAN CORP                            17,600      269,245       303,600
XEROX CORPORATION                        6,500      623,749       643,516
                                                -----------   -----------
  Total Common Stock of Corporations
    Other than CMS Energy Corporation           $58,653,926   $61,196,105
                                                -----------   -----------
COMMON STOCK OF CMS ENERGY CORPORATION
  (Fund C)                                     $ 87,356,586  $103,200,174
                                               ------------  ------------
LOANS TO MEMBERS (Fund D)                      $ 16,082,470  $ 16,082,470
                                               ------------  ------------
TEMPORARY INVESTMENTS

  NBD Master Trust Money Market Fund           $ 11,819,821  $ 11,819,821
    (Funds A, B and C)                         ------------  ------------

Total Investments                              $250,811,191  $269,196,958
                                               ============  ============

                                                              SCHEDULE II

                            EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS POWER COMPANY

                                    ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1994



Number of                                     Description      Purchase       Selling         Cost of
Transactions        Identity of Party            of Asset         Price         Price     Assets Sold     Gain/(Loss)
- ------------  -----------------------   -----------------  ------------   -----------    ------------  --------------
  426                  NBD Bank, N.A.          Short-Term
                                          Investment Fund   $94,699,544   $83,428,262     $83,428,262    $          -

  19          PIMCO Low Duration Fund   Fixed Income Bond
                                              Mutual Fund   $ 2,518,815   $25,650,000     $26,668,793    $(1,018,793)

  22           CMS Energy Corporation        Common Stock   $18,973,115   $   143,242     $   142,428    $        814

   1                  Nationwide Life           Insurance   $ 9,000,000   $ 9,000,000     $ 9,000,000    $          0

   1                 Prudential Group           Insurance   $10,000,000   $         -     $10,000,000    $          -

   1                    New York Life           Insurance   $15,000,000   $         -     $15,000,000    $          -




Reportable transactions include:

(1)  Transactions in excess of 5% of Plan assets.
(2)  Series of transactions in excess of 5% of Plan assets.
(3)  Other transactions with a person with whom transactions in excess of 5% of Plan assets were made.

/TABLE

                                                              EXHIBIT A








                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 24, 1995 included in the Employees' Savings & Incentive Plan of Consumers Power Company's Annual Report on Form 11-K for the year ended December 31, 1994, into CMS Energy Corporation's previously filed Registration Statement File No. 33-29681.







                                                 ARTHUR ANDERSEN LLP





Detroit, Michigan,
June 16, 1995.

                                 SIGNATURE





          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS POWER COMPANY







        By                        Thomas A McNish
           ------------------------------------------------------------
                                  Thomas A McNish
                            Vice-President and Secretary







Dated:  June 16, 1995